Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

GLOBAL TOWNHALL SCRIPT

Claus V. Hemmingsen (CVH)

1.	Announcement

Hello, everyone. Welcome to all of you here at our headquarters in Lyngby. And welcome to those of you calling in from other locations and from our rigs.

Thank you for joining at short notice on what will become a very special day in the history of Maersk Drilling. Jørn and I are here to provide further insight to this morning’s announcement that we have entered into an agreement to merge Maersk Drilling with Noble.

I want to start by saying that I am very pleased with the agreement that we have announced today. It holds great potential for our company, for our customers and for our shareholders. We are merging two of the world’s best drilling companies into one single, much bigger and stronger company. By combining Maersk Drilling and Noble, we are creating an unmatched, world class offshore driller with the scale, capabilities and experience to provide the best service that this industry has seen.

Together, we will own and operate one of the industry’s largest and most modern fleets, and we will be present in the most attractive offshore oil and gas regions. When it comes to values and culture, I personally believe that Noble and Maersk Drilling are a unique match. Noble has 100 years of experience and we bring a strong history of 50 years in offshore drilling. Both companies are anchored in proud traditions, and we both have strong values and an unwavering commitment to safety and responsible business.

I will dive into some of the details of the transaction now, but first, let me just remind you that Jørn and I are not only here to talk. We are also here to listen and try to answer any questions you may have. After our presentation, we will have time for that. So please do start sending in your questions using the Slido code you see at the bottom of the slide. We will do our best to answer as many questions as time allows.

2.	Noble and Maersk Drilling have agreed to combine

The merger is an all-stock transaction and ownership will be distributed with approximately 50% each to current Maersk Drilling and Noble shareholders. The deal has been unanimously approved by the Boards of both companies and it is fully supported by both companies’ main owners. This includes A.P. Møller Holding on our side.

The combined company will be named Noble Corporation and the CEO will be Robert Eifler who is the current CEO of Noble. We have agreed that the corporate headquarters will be placed in Sugar Land, a suburb of Houston, Texas, where the Noble headquarters is currently located. Houston is the energy capital of the world and a headquarters in Houston will give us close proximity to some of our key customers, important suppliers, industry forums and with plenty of activities focused on the offshore industry.

In addition to being the company’s headquarters, the Houston location will also serve as one of the combined company’s three main operational hubs. One of the other two will be placed in Stavanger. This means that Stavanger will become a critically important location as the hub for North Sea operations.

On the board level, each of the merging companies will appoint three members in addition to Robert Eifler. This is an important part of the deal because it allows the two companies to exert equal influence on the direction of the combined company.

Of course, you wonder what this means to you and how this transaction will impact the Maersk Drilling people and organisation. And unfortunately, we will have to accept that there is no clear answer at this point. A lot of things are still to be decided and there are no firm plans, since this requires further examinations. What I can say, though, is that in our discussions with Noble, a clear interest has been stated in keeping the best from Maersk Drilling’s onshore support set-up.

This means amongst other that our offshore colleagues will be able to remain part of the new company and continue to contribute with their skills and experience.

Onshore, redundancies will ultimately occur, however, there will be many new opportunities in the combined company. Our Stavanger office will become one of the new company’s three main operational hubs, supporting the North Sea operations. This of course means that Stavanger will be a critical location for operations in the future, and for maintaining our strong relations to customers in Norway and the broader North Sea. Furthermore, a lot of interest has been expressed in our GBS set-up, our sustainability efforts and our innovative approaches to our industry.

For our headquarters here in Lyngby, we expect to see a reduction. This is a natural consequence of the corporate headquarters being placed in Texas. We cannot say by how much, but the footprint in Denmark is expected to be significantly smaller.

It is important for me to stress that this will not happen right now, but at a much later stage, after the transaction has been completed. And I know for a fact that the Noble board and management team have the utmost respect for the whole Maersk Drilling organisation. We have a very good reputation among peers and customers and Noble knows that this is a testament to Maersk Drilling’s talented employees. Some of you will surely find even more exciting opportunities in a much bigger company with an outstanding position in the industry.

We acknowledge that this will put some of you in a state of uncertainty. I understand that you will have concerns for yourselves and for your colleagues. This part of the message is not something I deliver to you with pleasure. But I urge you to remember that for the majority of our people, there are some very positive aspects to this announcement.

3.	Creating the world’s leading offshore driller

By combining Maersk Drilling with Noble, we will create what will arguably be the world’s leading offshore driller. We will merge two companies with complementary core values. Both companies have a strong focus on operational excellence and an unwavering commitment to safety. With fleets that complement each other we will hold a very strong position in the most attractive market segments in offshore drilling.

We pride ourselves of nearly 50 years of offshore drilling experience in Maersk Drilling. Noble actually traces their roots back a hundred years, to the 1920s when the founder, Lloyd Noble, invested in his first onshore drilling rig. Their offshore experience goes back to the 1940s and the first-ever rigs to operate offshore the US Atlantic Coast.

Together, we will muster decades of experience. And together, we will possess an even more impressive record of operational excellence. Both companies have a track record within safety that is best-in-class. And I am especially pleased to confirm that the combined company will maintain a commitment to responsible drilling including a continued focus on sustainability and innovation to support this ambition.

When joining forces, Maersk Drilling and Noble will possess an unmatched expertise within deepwater and harsh environment drilling. We have the best people in the industry, and we will be operating the youngest and highest-spec fleet. Together, we will have drilled more harsh environment wells than anyone else and more deepwater wells than anyone else.

Adding all this together, I think it is clear to everyone that we will be strengthening our customer value proposition significantly. We will be able to enhance the customer experience by providing unmatched drilling services with increased scale and global reach. And on that basis, we will create new and better opportunities for growth in an offshore market that is on its way to recovery. We will build a company with a unique ability to manage through the market cycle which will be paving the way for returning capital to shareholders.

4.	Transaction expected to close mid-2022 [timeline]

Now, let me turn to a more detailed overview of the merger.

First off, the formal transaction structure is that all Maersk Drilling and Noble investors will get their existing shares exchanged for new shares in a so-called Topco that is registered in the UK. The shares will be split by approximately 50% each to Maersk Drilling and Noble’s current shareholders.

This distribution of shares will happen when the transaction closes. Until then, each company will continue to operate independently. This is an important point to stress. Until the transaction is completed, we must ensure business continuity. During this period, we are not allowed to coordinate in detail with Noble because we will be independent companies, and anti-trust laws forbid us from acting together. We are only allowed to plan, but not to act.

This closing period will be quite long, at least by Danish standards. The first major milestone is that the official offer document must be presented to our shareholders. This is expected to happen in the first half of 2022.

For the deal to go through, the offer must be accepted by 80 per cent of Maersk Drilling’s shareholders. This process can take up to 10 weeks, depending on how quickly our more than 60,000 shareholders react to the offer.

At the same time, we will be working to obtain the necessary regulatory approvals, which will involve authorities in several countries. We cannot set a certain deadline for this part of the process; we can only promise that it will be given a high priority, and that we hope and expect the regulatory approvals to be completed without undue delay.

Internally in Maersk Drilling and Noble, the pre-closing preparations for the merger will start immediately. But as mentioned before, it is highly important to keep our companies separate while we prepare, and we will have to take guidance from our legal advisors on this.

Allowing for the uncertainties just mentioned, we expect the transaction to close mid-2022.

Following closing, we will immediately begin the transition to the new organisation. The full integration process is expected to be completed around two years after the transaction closes, by mid-2024 at the latest.

This is obviously the longer-term outlook. For now, it is important to focus on the months to come and I will hand over to Jørn to further address this…

(Jørn Madsen) (JMA)

5.	The end of an era – and a new beginning

Thank you, Claus. First, let me say that I am fully aware that this morning’s announcement will come as a surprise to many. It will take time to get used to the idea of Maersk Drilling merging with a competitor with all the consequences that come from such a move.

You all need time to digest this. And that is fully understandable.

With that said, I also want to stress that the rationale for this deal is very sound. I have said it many, many times: Consolidation is necessary and a prerequisite for long-term success of the drilling industry. And a merger with Noble makes a lot of sense.

Even so, I’m sure that many of you reacted emotionally to the news. Many of us have spent years or even decades at Maersk Drilling, and the company has become a part of who we are. Today’s news means we have to realise – and in time, accept – that 50 years of drilling under the Maersk name is about to come to an end. And whether you’ve worked here for 30 years or 30 days, that means something.

Unlike many of you, I have had a bit of time to get used to the idea, and I am sure that you will also appreciate the rationale for the transaction in due time.

The Board of Directors is acting within a window of opportunity that was offered to us by developments in the last couple of years. A window that would not stay open forever and which presents so many opportunities for the new company.

As I said, Noble and Maersk Drilling are a good match. Together, we will create a world class driller, a go-to contractor for customers within harsh-environment jack-ups and deepwater floaters.

Our hard work has not been wasted. With the amazing dedication from all of you, we have created a strong business and an attractive workplace. We have positioned ourselves as a visionary, bold and highly competent driller, and this has made Maersk Drilling a very attractive candidate for a merger.

6.	Our focus in the coming period

But that said, there is no doubt that we will be facing challenging times ahead. The period up until the expected closing will be tough for the organisation. For all of us.

Some of you will be able to transfer to the new company. I’m very happy to note that this goes for our offshore colleagues.

But, as Claus mentioned, many of you will face uncertainty for quite a long time. And some of us will have to get used to the idea of having to leave the company at some point.

Faced with this, we need to uphold a safe and efficient operation. Care for each other. Carry on. Safeguard everything that Maersk Drilling has always stood for.

We will be put to the test in the months to come. And I urge you to remind yourselves to keep your eyes on the ball. There will be no room for complacency.

To everyone watching from offshore, I want to say: First of all, we can confirm that you will transition to the combined company. That is positive. So keep doing what you do best. Stay fully engaged with our customers and partners and deliver drilling services at the highest level. Safeguard our operational excellence and the highest customer satisfaction in the industry. In due time, you will be informed what the operational set-up around the rigs will look like in the new company.

And to all of you onshore: I know that you will be particularly challenged. You are facing increased uncertainty regarding your own situation, and at the same time, you will have to deal with all our external contacts who will start to react to the news and ask questions. Your main job is to make sure our offshore colleagues can continue to service our customers, safely and efficiently. As Claus mentioned, no drastic changes will happen right now. There is a long waiting time ahead of us and we must use it wisely: By engaging with the customers, keep bidding for new contracts – and keep winning them, of course! We must ensure that our offshore colleagues are able to join the rigs and complete their shifts as before, that our rigs are maintained, that our supply chains keep working smoothly, that all our underlying systems and procedures are kept intact to support the operation as strongly as before. All while we await further information about how the merger will proceed.

It may look and sound simpler than it feels. But if you stick to these principles, you will be ok:

•	Keep delivering our business

•	Focus on safe and efficient operations

•	Continue to stay close to the customers

•	Take care of yourselves and each other

We owe it to our customers and to ourselves to be the best version of ourselves. Let’s show the world that we can do this!

7.	What happens now? – immediate next steps

Let me now zoom in on today’s events and what will happen in the immediate future where there will be a lot of opportunities for dialogue and sense-making.

Following this Townhall, we will have functional breakouts here in Lyngby. We will also have local information meetings in our other locations and on our rigs. These meetings will be planned according to time zones and availability. Most of you should have received an invitation for these meetings by now.

It is important that you all get a chance to discuss this news with your colleagues and leaders in the coming days and weeks. Leaders will be available to talk and answer questions. And I am sure there will be lots of questions and that they will continue to pop up during the coming months. And even though we may not always be able to provide an answer, you should never be afraid to ask. In addition to this, our HR functions will be available for support if needed.

And during today, both we and Noble will engage with investors and media who will certainly want to hear more about the merger. This means that you will also see our company in the news – probably especially if you’re located in Denmark or Norway. If you should receive any external inquiries, please refer them to our Communication team. And remember that our main focus should be on delivering our business, also in this period where we must expect heightened attention towards our company.

With that, I’ll hand back for Claus for his concluding remarks before we turn to the Q&A…

(CVH)

8.	Noble and Maersk Drilling to merge

Thank you, Jørn. I will not be long. I think it is time to offer you a chance to ask us questions.

So just to summarise today’s news.

Maersk Drilling and Noble have entered an agreement to merge into a stronger and much bigger entity. By combining the two companies, we are creating an unmatched, world class offshore driller with the ability to provide excellent customer service across the most attractive offshore oil and gas regions. Together, our two companies will possess skills and experience like no other driller and we will operate one of the world’s youngest, largest and most modern rig fleets. And last but not least, we share a strong heritage of decades of drilling services and solid values.

This will be an all-stock transaction where the shares in the new company will be distributed equally between the current shareholders of the two companies, approximately 50% each. The merger will be supervised by a joint Board of Directors – three from Maersk Drilling, three from Noble - and the CEO of the combined company will be the current CEO of Noble.

The new company will be headquartered in Houston, where Noble is currently located, and will have three main operational hubs, one of which will be placed in Stavanger, which consequently will be a critical location for operations in the future. Other Maersk Drilling locations are to be examined further as part of mapping out the future operational and organisational set-up. In that context, our offshore people will be able to remain part of the combined company. Overall, a clear interest has been stated in keeping the best of the current Maersk Drilling set-up.

Let me finish by offering my strong support for what Jørn said. In the coming period, we should all strive to be the best version of ourselves. Please take care of each other, focus on business continuity, and keep delivering safe and efficient operations. Let us preserve the legacy of Maersk Drilling and ensure that we enter the new combined company at our very best!

And now, it’s time for your questions…

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.